February 27, 2015

Mr. Michael Beer, President
Principal Funds, Inc.
Principal Financial Group
Des Moines, IA 50392-2080

Dear Mr. Beer:

Principal Management Corporation intends to purchase the following shares (the “Shares”):

Principal Funds, Inc. -	Purchase Amount	Shares Purchased
California Municipal Fund - Institutional Class	$10,000	941.62

Each share of the California Municipal Fund has a par value of $0.01 and a price of $10.62 per share. In connection with such purchase, Principal Management Corporation represents and warrants that it will purchase such Shares as an investment and not with a view to resell, distribute or redeem.

PRINCIPAL MANAGEMENT CORPORATION

BY ___/s/ Adam U. Shaikh__________
Adam U. Shaikh
Counsel